UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 17, 2023, the Board of Directors (the “Board”) of Swvl Holdings Corp (“Swvl”) appointed Ayman Ismail Mohamed Ahmed Soliman to serve as an independent member of the Board. In addition, Mr. Ismail was appointed to serve as the Chairperson of Swvl’s Audit Committee. In addition, the Board also resolved to reduce the size of the Board to seven members, subject to a future Board resolution to increase or further decrease the size of the Board.

Mr. Ismail served as the Founding Chairman of Egypt New Administrative Capital. He is an accomplished executive with over 30 years' experience across large multinationals in leadership roles. Previously, he worked with Pepsi as President, North Africa, and Chairman & CEO, with approximately 10,000 employees where he established the joint venture with El Maraay to enter the dairy market. Prior to Pepsi, Mr. Ismail served in a senior position with Procter & Gamble across Europe and Americas, responsible for significant transactions, such as its acquisition of Gillette. Mr. Ismail is a graduate of Harvard University and served as Chairman of the Board - Endeavor Egypt.

On May 23, 2023, Swvl issued a press release titled: “Swvl Appoints Ayman Ismail to Board of Directors as Independent Member and Chairperson of Audit Committee.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Appoints Ayman Ismail to Board of Directors as Independent Member and Chairperson of Audit Committee.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: May 23, 2023	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer